September 18, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	DT House Limited Registration Statement on Form F-1 Response to the Staff’s Comments Dated September 17, 2025 File No. 333-285475

Dear Mr. Jones, Mr. Shenk and Ms. Reed:

On behalf of our client, DT House Limited (the “Company”), a foreign private issuer incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 17, 2025 on the Company’s registration statement on Form F-1 submitted on September 5, 2025. Concurrently with the submission of this letter, the Company is filing its Amendment No.5 on Form F-1 (the “Amendment No.5”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated September 17, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Amendment No.5 of the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 4 to Registration Statement on Form F-1 filed September 5, 2025

Exhibit Index, page II-5

1.	Please file a revised opinion of counsel that covers the increased number of ordinary shares being registered in the offering. We note that Exhibit 5.1 reflects an offering of “up to 1,875,000 Ordinary Shares.”

In response to the Staff’s comment, the Company has filed the following revised opinions of counsels in the exhibits of Amendment No.5:

Exhibit 5.1	Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered
Exhibit 8.1	Opinion of Conyers Dill & Pearman regarding certain taxation matters of the Cayman Islands (including in Exhibit 5.1)
Exhibit 8.3	Opinion of Conyers Dill & Pearman regarding certain taxation matters of the British Virgin Islands

If you have any questions or further comments regarding the Amendment No.5 of the Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS 44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners
Sacha M. CHEONG	文錦明	William Z. HO	何志淵	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華
Janney Y. CHONG	莊 怡	Virginia M.L. TAM	譚敏亮	Sook Young YEU	呂淑榮

Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝 嵐	Roberta A. CHANG	張 安

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